# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FG Nexus Inc., CIK 0001591890
CUSIP: 30329Y304
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6408 BANNINGTON ROAD, CHARLOTTE, North Carolina (NC), 28226
Date of event which requires filing of this statement: 09/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093344

## Reporting persons
- Syncracy Operational Management LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,475,810; sole dispositive power 0; shared dispositive power 3,475,810; aggregate amount beneficially owned 3,475,810 (9.8% of the class)
- Syncracy Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,475,810; sole dispositive power 0; shared dispositive power 3,475,810; aggregate amount beneficially owned 3,475,810 (9.8% of the class)
- Daniel Cheung: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,475,810; sole dispositive power 0; shared dispositive power 3,475,810; aggregate amount beneficially owned 3,475,810 (9.8% of the class)
- Ryan Watkins: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 3,475,810; sole dispositive power 0; shared dispositive power 3,475,810; aggregate amount beneficially owned 3,475,810 (9.8% of the class)

## Item 1. Issuer
Name of issuer: FG Nexus Inc.
Address of issuer's principal executive offices: 6408 BANNINGTON ROAD, CHARLOTTE, NORTH CAROLINA, 28226.

## Item 2. Person Filing
Name of person filing:
(i) Syncracy Fund Management LLC, a Delaware limited liability company, which serves as the General Partner of Syncracy Master Fund I, Ltd. a Cayman Islands exempted company (the Fund), with respect to the shares of common stock of FG Nexus Inc. (the Company) held by the Fund;

(ii) Syncracy Operational Management LLC, a Delaware limited liability company, which serves as the investment manager to the Fund pursuant to an investment management agreement with Syncracy Fund Management LLC; and

(iii) Ryan Watkins and Daniel Cheung, each a Managing Member of Syncracy Fund Management LLC, with respect to the shares of common stock of the Company held by the Fund.

Each of the foregoing is referred to as a Reporting Person, and collectively as the Reporting Persons. Each Reporting Person may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership of any such securities except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of Syncracy Operational Management, LLC, Syncracy Fund Management LLC, Daniel Cheung and Ryan Watkins is 99 Hudson Street, New York, NY, 10013.
Citizenship: Syncracy Operation Management LLC and Syncracy Fund Management LLC are Delaware limited liability companies. Daniel Cheung is a Canadian citizen and Ryan Watkins is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Syncracy Fund Management LLC, Syncracy Operational Management LLC, Daniel Cheung and Ryan Watkins own directly no Shares. Pursuant to an investment management agreement, Syncracy Operational Management maintains investment discretion with respect to the securities held by Syncracy Master Fund I, Ltd (the Fund). Syncracy Fund Management LLC serves as the general partner of the Fund and may be deemed to have voting and investment power with respect to such securities. Daniel Cheung and Ryan Watkins, as Managing Members of Syncracy Fund Management LLC, may be deemed to share such power through their indirect control of Syncracy Fund Management LLC.

The filing of this statement shall not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Percent of class: 9.8
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Syncracy Operational Management LLC: /s/ Tony Dong, Tony Dong, Authorized Person (10/23/2025)
- Syncracy Fund Management LLC: Tony Dong, Tony Dong, Authorized Person (10/23/2025)
- Daniel Cheung: /s/ Daniel Cheung, Daniel Cheung, Individually (10/23/2025)
- Ryan Watkins: /s/ Ryan Watkins, Ryan Watkins, Individually (10/23/2025)